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SCHEDULE 14A
(RULE 14A-101)

INFORMATION REQUIRED IN CONSENT SOLICITATION STATEMENT

SCHEDULE 14A INFORMATION

CONSENT STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES
EXCHANGE ACT OF 1934 (AMENDMENT NO. 1)

Filed by the registrant ☐
Filed by a party other than the registrant ☒
Check the appropriate box:
☒	Preliminary Consent Statement
☐	Confidential, For Use of the Commission only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Consent Statement
☐	Definitive Additional Materials
☐	Soliciting Material Under Rule 14a-12
AUSTINS STEAKS & SALOON, INC.
(Name of Registrant as Specified in Its Charter)
Titus W. Greene, G. Thomas Cliett, Thomas M. Hontzas, Charles W. Mantooth
(Name of Person(s) Filing Consent Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):
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SUBJECT TO COMPLETION, DATED AUGUST 30, 2002

PRELIMINARY CONSENT SOLICITATION STATEMENT

OF

TITUS W. GREENE, G. THOMAS CLIETT, CHARLES W. MANTOOTH

AND THOMAS M. HONTZAS WITH RESPECT TO

AUSTINS STEAKS & SALOON, INC.

Dear Fellow Stockholders:

        This consent solicitation statement and the attached GOLD consent card are being sent to you by Titus W. Greene, G. Thomas Cliett, Charles W. Mantooth and Thomas M. Hontzas (the "Austins Group"), as concerned stockholders of Austins Steaks & Saloon, Inc. ("Austins" or the "Company"). Through this Consent Statement, we are providing you with the opportunity to replace six of the nine current directors of Austins with our director nominees (the "Nominees"). We beneficially own approximately 23.6% of the Company's outstanding common stock and are asking you to consent to our proposals by marking, signing and dating the enclosed GOLD consent card and returning it in the enclosed, postage-paid envelope.

        We are extremely disappointed, as undoubtedly you are, with the declining financial performance of Austins over the last several years and its depressed stock price, which has not traded above $1.00 a share in two and a half years. We believe that the current Board of Directors has participated in the Company's poor performance by failing to exercise independence overseeing the Company's senior management, rubber-stamping senior management's business proposals despite senior management's failed performance record, failing to hold senior management accountable for its poor performance, and generally failing to provide strategic direction to our Company.

        We think it is time for all of us, as stockholders of Austins, to hold the Board of Directors and senior management accountable for the Company's deteriorating performance. We are asking you to join us in changing the direction of our Company by replacing six of the nine directors with our Nominees. We have selected our Nominees based on their industry and management experience, and, more importantly, we believe that they will provide much-needed strategic direction for our Company. We believe that the new leadership and new ideas that our Nominees will bring to Austins will revitalize our Company, improve its operating performance and generate increased value for all stockholders. It is time for a much-needed change.

        This Consent Statement and the attached GOLD consent card are first being furnished to stockholders of Austins on or about September    , 2002.

OUR PROPOSALS

        We are asking you to consent to the following three actions, as authorized by Delaware law:

  (1)
  Remove six of the current nine Austins directors (all except William E. Proffitt, Paul C. Schorr, III and Roger D. Sack) and remove any other directors elected or appointed to the Austins Board before the effective time of this proposal, other than our six Nominees.

  (2)
  To elect our six Nominees named in this Consent Statement to replace the six removed directors, to serve as directors of Austins until their respective successors are duly elected and qualified or their earlier resignation or removal.

        BOTH OF PROPOSALS 1 AND 2 MUST BE APPROVED FOR EITHER OF THEM TO BE EFFECTIVE.

  (3)
  Repeal any amendment to the Company's bylaws adopted by the current Board between July 17, 2002 and the date on which this proposal becomes effective.

WE RECOMMEND THAT YOU CONSENT TO ALL OF OUR PROPOSALS

        Approval of each of the proposals by written consent requires the affirmative consent of a majority (i.e., more than 50%) of the issued and outstanding shares of Austins common stock on September    , 2002 (the "Consent Record Date"). Although we are seeking the removal of only six of the nine current directors of Austins, it is possible that one or more of the three remaining directors, Messrs. Proffitt, Schorr and Sack, might choose to resign rather than continue to serve on the Board. If one or more of them resign, the remaining directors of Austins would appoint replacement directors pursuant to the Company's bylaws. Those replacement directors, like all directors of Austins (including the Nominees if elected) would serve until the next annual meeting of the Company's stockholders (unless they are removed or resign before then), when they may stand for reelection to the Board.

YOUR CONSENT IS IMPORTANT

TO CONSENT TO OUR PROPOSALS, PLEASE PROMPTLY
SIGN AND RETURN THE ENCLOSED GOLD CONSENT CARD

DO NOT RETURN THE BLUE CARD SENT TO YOU
BY CURRENT MANAGEMENT

        If your shares of Austins common stock are held in your own name, please sign, DATE and mail today the enclosed GOLD consent  card in the enclosed pre-addressed postage-paid envelope. Please also fax a copy to Thomas M. Hontzas at (601) 981-7448. Stockholders executing consents must sign their names exactly as their shares are registered. Joint owners should each sign personally. If signing as an attorney, executor, administrator, trustee, or guardian, please provide full title. If the stockholder is a corporation or partnership, the signature should be in the corporate or partnership name by an authorized officer.

        If your shares of Austins common stock are held in "Street Name" (e.g., by a broker or bank), only your broker or bank can execute a consent on your behalf, but only upon receipt of your specific instructions. Please sign, DATE and mail today the enclosed GOLD consent  instruction  form in the enclosed pre-addressed postage-paid envelope. Please also fax a copy to Thomas M. Hontzas at (601) 981-7448.

        IF YOU HAVE ANY QUESTIONS OR REQUIRE ANY ASSISTANCE IN EXECUTING OR DELIVERING YOUR CONSENT, PLEASE CALL ANY OF:

G. Thomas Cliett (252) 977-1735	Thomas M. Hontzas (601) 981-1130
Charles W. Mantooth (434) 792-4000	Titus W. Greene (704) 481-8800

IF YOU DO NOTHING OR ABSTAIN, THE EFFECT WILL BE A VOTE
AGAINST THE PROPOSALS.

IN ORDER TO REMOVE AND REPLACE SIX OF THE CURRENT DIRECTORS OF AUSTINS BY WRITTEN CONSENT, THE AFFIRMATIVE VOTE OF A MAJORITY OF ALL OUTSTANDING SHARES IS NEEDED FOR BOTH PROPOSAL 1 AND PROPOSAL 2.

        WE URGE YOU TO VOTE FOR ALL OF OUR PROPOSALS. WE ALSO URGE YOU NOT TO SIGN ANY CONSENT REVOCATION CARD SENT TO YOU BY MANAGEMENT OF THE COMPANY. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR CONSENT REVOCATION BY DELIVERING A LATER-DATED GOLD CONSENT CARD TO US.

BACKGROUND ON OUR STOCKHOLDER SOLICITATION

        We are soliciting your consent because we feel that the only way to reverse the declining financial performance of our Company and begin building shareholder value is to replace most of the Board of Directors. Most of the existing Board has been in place for several years and during that time, the Company's financial performance has deteriorated, the stock price has stagnated below $1.00 a share, and there is little market for the Company's stock. We believe that the fundamental problem is that senior management has failed the Company and that the existing Board has failed and continues to fail to hold management accountable. We believe that most of the existing Board is so closely tied to senior management that they demonstrate little independence and oversight of the Company, and simply rubber-stamp senior management's proposals in the face of management's failed performance record.

        We believe that the Company's current president and chief executive officer, Victor F. Foti, essentially controls the Board. He has existing business relationships with certain members of the Board and their families and long-term close personal relationships with other Board members, including J. Carson Quarles, who is Chairman of the Board. From the experience of members of the Austins Group who have served on the Board, Messrs. Foti and Quarles generally limit the amount of information distributed to Board members on which they may base their decisions, discourage debate and exchange of ideas, and permit little time for critical evaluation of business proposals.

        In our experience, Messrs. Foti and Quarles selected the members and chairmen of Board committees (such as the compensation and nominating committees) with limited input from other directors, which we believe enables Messrs. Foti and Quarles to control the decisions of these committees. Directors who sought to act independently by debating senior management on the merits of proposed transactions were derided and intimidated. Directors who consistently questioned senior management were generally not renominated to serve on the Board.

        Typical of senior management's and the Board's reaction to any type of dissent is their actions against us when we initiated this effort to seek your support in changing the direction of the Company. Rather than going to you, the stockholders, to let you decide the direction of your Company, they sued us in federal court (with the Company's money) to stop us from presenting our proposals to you. The Company's request for a preliminary injunction was denied. This litigation is discussed in more detail below.

        All of this has led to an environment where the Board of Directors simply follows senior management's direction without critically analyzing management's proposals. The result has been a pattern of poor business decisions and failed ventures. The Board has repeatedly supported acquisition plans proposed by senior management despite management's history of money-losing acquisitions. Senior management has consistently missed revenue and profit projections on proposed transactions, most recently and significantly on the Quincy's acquisition (which is discussed in more detail below) and annual profit goals.

        Despite the poor track record of senior management, the Board of Directors has failed to critically evaluate the direction of the Company and failed to hold senior management accountable. As a result, the financial performance of the Company has deteriorated, and the price of a share of Austins common stock has not traded above $0.78 in the last year and has little marketability. We believe it is important to act now—to elect a new Board that can act independently, breathe fresh air and new ideas into Austins, reverse the Company's financial performance and begin building shareholder value.

        Our proposals offer you the opportunity to correct the current situation by removing six of nine current Board members and electing six new members that will serve your best interests. We are proposing to retain Paul C. Schorr, III, William E. Proffitt and Roger D. Sack as directors because we believe that their experience and abilities will be valuable to a reconstituted Board and that they are not so closely tied to senior management. Now is the time for us stockholders to let our voices be heard. We urge you to support our efforts.

POOR PERFORMANCE

CEO Compensation and Perks Increase While Stock Drops

        In 2001, Mr. Foti, the president and chief executive officer of Austins, was paid a base salary of $150,000. In addition, over the last several years, Mr. Foti has been paid, and continues to be paid, for chartered aircraft and/or chartered air services he provides to the Company for corporate usage, including to fly Mr. Foti himself around the country. Notwithstanding the fact that our Company's financial performance has deteriorated and the stock is trading around $0.65 a share, Mr. Foti continues to charter an airplane for himself and from himself. In 2001, Mr. Foti received, directly or indirectly, $103,000 for these charter services; in 2000 he received $162,000; in 1999 he received $158,000; and in 1998 he received $148,000. Mr. Foti has received a total of $571,000 for these charter services since 1998.

        We also understand that the Company leases its headquarters building from an entity in which Mr. Foti and/or certain of his family members have interests. The Company does not disclose in its SEC filings and the details of these leasing arrangements.

        In November 2001, the Compensation Committee of the Board of Directors, comprised of two directors selected by Messrs. Foti and Quarles, recommended to the Board and the Board approved a $30,000 or 20% increase in Mr. Foti's base salary to $180,000 per year. The Compensation Committee also recommended and the Board approved a $35,000 bonus for Mr. Foti, which was paid in April 2002. The Compensation Committee report states that its compensation and bonus programs are "based on factors and performance of the last completed fiscal year." You should consider the following "factors and performance" of the Company over the last few years.

  •
  For the year ended December 31, 2001, total revenues decreased 55%.

  •
  For the six months ended June 30, 2002, total revenues decreased 25%.

        These decreases were primarily due to the unwinding of the Quincy's debacle.

  •
  For the year ended December 31, 2001, the Company had net income of approximately $226,000 on revenues of $39.4 million.

  •
  For the year ended December 31, 2000, the Company had net losses of approximately $1.4 million on revenues of $87.9 million.

  •
  For the three months ended June 30, 2002, the Company had net losses of approximately $245,000 on total revenues of $8.2 million. This represents a 212% decrease from net income of $218,000 in the comparable period of 2001.

  •
  For the six months ended June 30, 2002, the Company had net losses of approximately $5,000 on total revenues of $16.2 million. This represents a 101% decrease from net income of $404,000 in the comparable period of 2001.

  •
  During the six months ended June 30, 2002, the Company incurred a charge of more than $1 million in connection with the closing of its five Louisiana restaurants. This charge included $870,000 for equipment and leasehold improvements that are going to waste. These are the five restaurants from which the Company was evicted in litigation with the landlord, which the Company initiated as discussed below under "MISMANAGEMENT—Costly Losing Litigation."

  •
  The Company lost nine franchised stores in the three month-period ended June 30, 2002 and lost a net 12 stores in the six-month period ended June 30, 2002.

  •
  The Company claims an improved ratio of current assets to current liabilities. Unfortunately, at June 30, 2002, current liabilities exceed current assets by nearly $1 million.

        How solid is the Company's financial condition?

  •
  At December 31, 2001, the Company was not in compliance with certain debt coverage ratio covenants under its "notes payable to finance company." The Company had to get a waiver to avoid a default on certain of the notes, which could have led to the full amount of such notes becoming due and payable.

  •
  At June 30, 2002, the Company had borrowed the maximum amount available under its secured line of credit.

  •
  The Company appears to fund some of its working capital needs with a "Bank Overdraft." The Company provides no disclosure regarding this funding source.

  •
  At December 31, 2001 and June 30, 2002, the Company had a working capital deficit of approximately $2.2 million and $1.0 million, respectively.

Depressed Stock Price

        As we are sure you are aware, a share of Austins' common stock is currently trading around $0.65, and there is very little market for the shares. Management defends the Company's poor stock performance with the excuse that, "[o]ver the last two years, investors have suffered the most significant decline in the stock market since 1987." The fact is the stock has been trading below $1.00 per share for more than two and a half years. By the time the stock markets started their decline in the second quarter of 2000, the Company's stock was already trading between $0.72 and $0.94. As the table below shows, by the end of 1999, a $100 investment in Austins in 1996 had already dropped to $41.00, and by the end of 2000, that investment had fallen even further to a depressing $16.00. While the stock market was booming in the late "90s, Austins' stock price was falling.

        To see just how poorly Austins' stock price has performed, compare the history of Austins' stock price against the stock prices of other restaurants, against restaurant stock indexes and against broader market indexes. The following chart shows the changes in value over the five years ending approximately December 31, 2001 (unless otherwise noted below) of an assumed investment of $100 in (i) Austins' common stock; (ii) the common stock of each of Ryan's Family Steak Houses, Inc., Outback Steakhouses, Inc. and Lone Star Steakhouse & Saloon, Inc. (iii) certain restaurant stock indexes, and (iv) other broad market indexes. The value for the assumed investments in the table has been calculated assuming that cash dividends are reinvested. Each value has been rounded to the nearest dollar.

	1996	1997	1998	1999	2000	2001
Austins Steaks & Saloon, Inc. (1)	100	50	57	41	16	17
Other Steak Restaurants:
Ryan's Family Steak Houses, Inc. (2)	100	125	182	123	139	303
Outback Steakhouses, Inc. (3)	100	107	149	145	145	192
Lone Star Steakhouse & Saloon, Inc. (4)	100	65	29	33	32	59
Restaurant Stock Indexes:
SIC Restaurant Index (2)	100	105	142	135	129	131
S&P Restaurant Industry Index (4)	100	107	168	171	154	138
Dow Jones Restaurant Index(3)	100	104	144	141	132	129
Broad Market Indexes:
NASDAQ Retail Trade (5)	100	117	143	125	77	106
Russell 2000 Index (6)	100	122	119	145	140	144
AMEX Market Value Index (7)	100	120	119	148	146	139
Dow Jones Total Market Index (3)	100	132	165	202	183	161
NASDAQ Market Index (2)	100	122	173	304	191	152

(1)
Source: Austins Steaks & Saloon proxy statement dated May 24, 2002. In July 1999, The WesterN SizzliN Corporation merged with Austins. Prior to that time, WesterN SizzliN was not part of Austins.

(2)
Source: Ryan's Family Steak Houses proxy statement dated June 17, 2002. The SIC Restaurant Index represents a group of all publicly-traded companies whose standard industrial code (SIC) is 5812, the SIC for eating restaurants, including the Company.

(3)
Source: Outback Steakhouse proxy statement dated March 28, 2002.

(4)
Source: Lone Star Steakhouse proxy statement dated June 19, 2002.

(5)
Source: Eateries, Inc. proxy statement dated April 20, 2002.

(6)
Source: Company proxy statement dated May 24, 2002.

(7)
Source: Furrs Restaurant Group proxy statement dated April 15, 2002.

        It is clear that against any reasonable measure, the Board of Directors and senior management have consistently failed to generate shareholder value. And what did your Board and its Compensation Committee do in response to the Company's failed financial and stock performance? THEY GAVE MR. FOTI A $30,000 (or 20%) RAISE AND PAID HIM A $35,000 BONUS, AND THE BOARD'S QUARTERLY RETAINER FEE WAS INCREASED 50% FROM $1,000 TO $1,500. The Board and Mr. Foti have paid themselves more money while we stockholders have been losing our investment.

MISMANAGEMENT

Failure to Pay Franchise Taxes

        We recently discovered that for the last year and a half, Austins did not have legal authority to operate because it failed to pay its legally required corporate franchise taxes in 1999 and 2000. On March 1, 2001, Delaware, the state in which Austins was organized, voided the Company's certificate of incorporation and from that time until recently (after we notified the Company), the Company did not legally exist. We are still in the process of sorting out the consequences to Austins of operating without legal authority to do so. For one thing, Delaware law provides for criminal fines and/or imprisonment when a corporation acts without legal authority. In addition, the Company's failure to maintain its legal existence may have caused defaults under its credit agreements and other contracts. We believe that the Company's inability to perform the basic task of paying franchise taxes to maintain its legal existence, which the Company has not disclosed to stockholders, is indicative of the incompetence of current senior management.

Costly Losing Litigation

        Under the direction of senior management, the Company sued the lessors of five Company restaurants in Shreveport, Louisiana. After the Company filed suit, the lessors sued the Company to have it evicted from the restaurants. The court ordered the eviction of the Company, which the Company lost on appeal. The damages phase of the case will take place in the near future, and we understand that the lessors will seek damages exceeding $1 million, plus attorney fees. In addition, the Company had to record an expense of $1.03 million relating to the closed restaurants, including an impairment charge of $870,009 relating to the Company's equipment and leasehold improvements that have no future use. The Company, in its most recent quarterly report filed with the SEC, claims that the closing of the five stores is not related to the lessors' successful eviction action. If the Company was going to close the stores, why did it initiate this disastrous litigation, which has the potential of costing the Company additional losses of more than $1 million?

        As mentioned above, under the direction of senior management and the Board, the Company, spending its own money, sued us on August 12, 2002 in an effort to prevent us from communicating to you our proposals for change. The Company sought, among other things, a permanent injunction to stop our solicitation of stockholder consents, which would have stripped you of your right as a stockholder to remove existing Board members and replace them with new Nominees. After initially granting a temporary restraining order against us before we had an opportunity to fully argue our position, the court dissolved the temporary restraining order and rejected the Company's request for a preliminary injunction on August 16, 2002. Although we are now free to continue our efforts to change the direction of Austins, the Company, at the direction of the Board and senior management, continues to spend your money to pursue this frivolous litigation. In addition to the Company's suit, Mr. Foti has sued Mr. Greene personally over conversations Mr. Greene had with another stockholder.

Quincy's Acquisition

        The Company characterizes the acquisition of the Quincy's restaurants as a "bold move by management to try to significantly enhance earnings and shareholder value," which "was not totally successful." According to the Company's most recent quarterly report filed with the SEC, the Company leased and operated 97 Quincy Steakhouses in June 2000. The immediate result of this transaction was a net loss in 2000 of $1.2 million and an additional loss in the first quarter of 2001 of $165,000.

        The Company closed 44 of the Quincy's restaurants in December 2000, and another ten restaurants in the first quarter of 2001. Of the 43 remaining restaurants, the Company recently disclosed that only approximately 20 restaurants remain. With this abysmal performance record, the Company is now claiming that the Quincy's acquisition will eventually be favorable for the Company. We believe that the financial effect on the Company of the Quincy's transaction over the last two years is a prime example of the poor business judgment of the Board and senior management and their mismanagement of Austins.

Company Restaurant Investments

        The Company has invested millions of dollars remodeling and upgrading Company stores with no significant improvement in earnings. In fact, poor operating execution has even resulted in declining performances at certain restaurants, including those in Shreveport, Louisiana and Little Rock, Arkansas, after the Company invested significant sums. The losses incurred in connection with the Shreveport restaurants represent a particularly costly example of management's poor judgment. The Company spent approximately $2 million in renovations several years ago at the Shreveport restaurants, after which the Company initiated litigation against the landlord. As discussed above under "MISMANAGEMENT—Costly Losing Litigation," the Company lost the litigation and is in the process of closing all five restaurants. In the three-month period ended June 30, 2002 alone, the Company had to write off $1.03 million in connection with closing those stores. From the Quincy's acquisition to other Company restaurant investments, senior management has a consistently bad performance record operating Company stores. In spite of this track record, the Board of Directors has not held senior management accountable.

MANAGEMENT ENTRENCHMENT

        We believe we must act now because recent efforts of the Board and senior management of the Company to entrench themselves may make it progressively more difficult to remove them in the future. In connection with the election of directors at the last annual meeting of stockholders in June 2002, the Board illegally attempted to stagger the terms of directors. If a board has staggered terms, the directors may be removed prior to the expiration of their terms only "for cause," which effectively eliminates the ability of stockholders to remove such board members. A staggered board is permitted only if a company's articles or bylaws permit it. Despite the fact that neither Austins' articles nor its bylaws permit a staggered board, the Board and senior management recommended in the Company's proxy statement for the annual meeting that the stockholders of Austins vote for directors with staggered terms of office. Only after several of your fellow stockholders complained to the Company did the Company abandon its illegal efforts to stagger the Board.

        In November 2001, the Board of Directors adopted a resolution providing for severance payments to the chief executive officer and chief financial officer of the Company in the event they are terminated following a merger or sale of the Company. We believe that these "golden parachute" payments are inconsistent with the interests of Austins' stockholders, particularly considering the dismal financial and stock price performance of the Company.

        As their most recent effort at entrenchment, the Company, under the direction of the Board and senior management, sued us on August 12, 2002 to stop us from submitting to you our proposals to change the direction of the Company. In doing so, the Company effectively sought to strip you of your rights as a stockholder to determine how our Company is managed. As described above under "—Costly Losing Litigation," the Company failed in its efforts. Considering the performance record of the Board and senior management, we think the expenditure of the Company's money in an effort to forbid us from communicating with our fellow stockholders regarding a change in our Company's direction is particularly outrageous.

FAILURE TO MAKE REQUIRED DISCLOSURES TO STOCKHOLDERS

        Another example of senior management's mismanagement of the Company is its routine failure to comply with federal securities laws, including the failure to make required disclosures to us stockholders. Not only does the Company's failure to comply with federal securities laws expose the Board and senior management to liability, but the failure also exposes Austins itself to liability, which could have an additional negative effect on our investment. Instances in which the Company has failed to comply with federal securities laws include:

  •
  The Company did not disclose that it did not have legal authority to operate because it failed to pay Delaware franchise taxes in 1999 and 2000.

  •
  The Company failed to disclose until recently material litigation that was commenced in October 2001. The litigation, which may expose the Company to losses exceeding $1 million, was not disclosed until the Company filed its most recent quarterly report with the SEC on August 14, 2002 despite the fact that the Company had already lost the trial, the appeal and the rehearing of the appeal.

  •
  In November 2001, the Board approved change of control payments for the CEO and CFO of the Company. Contrary to the requirements of federal securities laws, these arrangements were not disclosed in the Company's proxy statement for the annual meeting of stockholders or the Company's 2001 annual report. Only after the commencement of our solicitation did we learn of these arrangements.

  •
  Contrary to the requirements of federal securities laws, the Company failed to file with the SEC its existing charter documents (which it still has not filed) and its most recently adopted bylaws.

  •
  The Company's proxy statement for the June 2002 annual meeting of stockholders was false and misleading because it illegally proposed staggered terms for the directors recommended by the Company. The Company failed to correct its proxy statement after it abandoned the illegal proposal after several stockholders complained to the Company.

OUR PLAN

        As we believe the foregoing discussion makes clear, the financial performance and stock price of our Company is a result of a pattern of bad business decisions and incompetence by the Board of Directors and senior management. We believe, however, that this pattern can be reversed. We believe our director Nominees, if elected, will develop and implement a much-needed strategic business plan that we believe will improve the financial performance of the Company and generate increased value for all stockholders. Although definitive plans have not been formulated and no results can be guaranteed, the Nominees, if elected, intend to:

  •
  undertake a line-by-line review of the revenue and expense items of the Company to identify areas where we can operate more efficiently, reduce overhead and improve liquidity, paying particular attention to Company stores and franchise operations;

  •
  evaluate Company-owned stores with a focus on stemming the losses that this segment of the business has generated in recent years;

  •
  minimize costly legal expenses and losses by not initiating misguided lawsuits, such as the Shreveport litigation, and using negotiation and mediation, rather than confrontation, to resolve disputes;

  •
  restore confidence in and communications with franchisees and develop a strategy to assist and retain existing franchisees and attract new, qualified franchisees;

  •
  implement long-range strategic planning with an emphasis on developing systems to grow earnings and increase shareholder value; and

  •
  operate the Company like a public company by complying with disclosure obligations to the markets and to stockholders.

        A fundamental component of the Nominees' business plan is to stabilize and grow the Austins' franchisee network. We will pursue a positive relationship with franchisees by engaging in regular communications with franchisees and restore their confidence in the Company by breathing new ideas into the system and actively pursuing a strategy to assist existing franchisees. We have been advised by several former and existing Company franchisees that they will consider adding restaurants to the Company network if we are successful in replacing senior management. We have also been advised by certain franchisees that they are considering removing their restaurants from the Company network upon expiration of their franchise agreements in the event that senior management is not changed.

        You should also be aware that the Company has informed us that they are considering raising franchise fees for existing franchisees. The Company, which conveniently omitted this fact from its consent revocation statement, cited this intention when stating to us their opposition to putting franchisees on the Company's Board of Directors. We believe that raising franchise fees on existing franchisees is inconsistent with retaining those franchisees and growing the franchise network.

        Our Nominees will seek to attract qualified, experienced new senior management talent that will infuse our Company with knowledge and restaurant industry experience gained outside of our Company. The Nominees do not intend for either the Board or new senior management to dominate the Company's strategic direction. Rather, the Nominees intend to engage in healthy debate and a healthy exchange of ideas with new senior management regarding strategic business decisions. The Nominees also intend to make themselves and senior management accessible to the stockholder community and engage in a dialogue with stockholders.

        We believe in the Company's potential for success, but we also believe that new leadership and new ideas are imperative for Austins to realize that success. We believe that the industry and management experience, improved strategic plans and the renewed concern for shareholder interests that our Nominees will bring to the Board will revitalize the Company. Contrary to the Company's statements, we, as stockholders owning more than 23% of the Company, have the same interests as you do. We want to maximize value for all Austins shareholders. Although we can make no guarantees, we believe that our Nominees will improve the Company's operating performance and enhance stockholder value. These are the initiatives and goals that, in our view, only a new Board of Directors and new senior management will be willing and able to undertake and accomplish.

        This is your opportunity to exercise your rights as a stockholder and will let your voice be heard by our Company. It is time for a much-needed change. We therefore urge you to consent to the proposals described below by marking, signing, DATING and mailing today the enclosed GOLD consent card in the enclosed pre-addressed postage-paid envelope. Please also fax a copy to Thomas M. Hontzas at (601) 981-7448.

        If you have questions regarding completion of your GOLD consent card, please call any of:

G. Thomas Cliett (252) 977-1735	Thomas M. Hontzas (601) 981-1130
Charles W. Mantooth (434) 792-4000	Titus W. Greene (704) 481-8800

QUESTIONS AND ANSWERS ABOUT THIS CONSENT SOLICITATION

Q:
WHO IS MAKING THE SOLICITATION?

A:
This solicitation is being made by Titus W. Greene, G. Thomas Cliett, Charles W. Mantooth and Thomas M. Hontzas. We are the beneficial owners of approximately 23.6% of the Company's common stock. According to the Company's consent revocation statement filed August 14, 2002, Mr. Greene is the single largest individual shareholder of the Company and beneficially owns approximately 16.4% of the Company's common stock. Mr. Greene was a director of the Company from 1999 until

  July 18, 2002, when he resigned from the Board. He was Chairman of the Board and a director of WesterN SizzliN Corporation, the predecessor of Austins, from 1993 to 1997, and was a WesterN SizzliN franchisee from 1973 to 1996. Mr. Cliett has been the owner/operator of several WesterN SizzliN franchise restaurants since 1973 and is currently the owner/operator of three restaurants. He previously served as a director of WesterN SizzliN Corporation. Mr. Mantooth has been the owner/operator of several WesterN SizzliN franchise restaurants since 1978, is currently the owner/operator of one restaurant, and previously served as a director of Austins and WesterN SizzliN Corporation. Mr. Hontzas has co-owned and operated one WesterN SizzliN franchise restaurant since 1980 and another since 1984. He also previously served as a director of both Austins and WesterN SizzliN Corporation. In addition to the foregoing persons, under SEC regulations, the Nominees are deemed to be "participants" in this solicitation.

Q:
WHAT ARE WE ASKING YOU TO CONSENT TO?

A:
You are being asked to consent to three proposals, which would:

•
Remove six of the Company's nine current directors. While we are not seeking the removal of William E. Proffitt, Paul C. Schorr, III or Roger D. Sack, there is no assurance that they will continue to serve on the new Board of Directors. If they resign, the remaining current directors and the Nominee directors, if elected, would fill their vacancies;

•
Replace the removed directors with our six Nominees, who have substantial management experience in the restaurant industry, and who have indicated their support for our new strategic direction. Unless earlier removed or they resign, these Nominees would serve until the next annual meeting of the Company's shareholders; and

•
Repeal any bylaw amendments adopted by the current Board between July 17, 2002 and the effective date of the shareholder actions described in this Consent Statement.

  PROPOSALS 1 AND 2 ARE CONDITIONED UPON THE ADOPTION OF EACH OTHER.

Q:
WHO ARE THE NOMINEES?

A:
Our Nominees are Thomas M. Hontzas, Charles W. Mantooth, Titus W. Greene, Pat Vezertzis, Charles H. Wright and Jesse M. Harrington III. All of the Nominees are independent and do not presently serve the Company in any capacity. The principal occupation and business experience of each Nominee is set forth in this Consent Statement under the Section entitled "Additional Information Regarding Our Proposals" on page 16, which we urge you to read. As shown therein, the Nominees are qualified individuals who possess substantial management experience in the restaurant industry. We believe you are entitled and it is in your best interest to give our Nominees a chance to implement their business plan.

Q:
WHO CAN CONSENT TO THESE MATTERS?

A:
If you owned shares of the Company on September    , 2002 (the "Consent Record Date"), you have the right to consent to the proposals, even if you disposed of some or all of your shares after the Consent Record Date.

Q:
HOW MANY SHARES MUST BE VOTED IN FAVOR OF THE PROPOSALS TO ADOPT THEM?

A:
We must receive consents from a majority (i.e., more than 50%) of the issued and outstanding shares of Austins common stock as of the Consent Record Date as to each proposal in order for each of the proposals to be adopted. In the Company's quarterly report on Form 10-Q dated August 14, 2002, the Company reported having 12,178,800 shares of common stock outstanding. We are not aware of any subsequent issuances of common stock by the Company. We therefore believe that the affirmative vote of at least 6,089,400 shares is necessary to adopt each of the proposals. Abstentions, failures to vote and broker non-votes will have the same effect as a "No" vote.

  We beneficially own approximately 2,876,188 shares, or 23.6%, of the Company's issued and outstanding shares and intend to consent to all of the proposals described herein. Our other Nominees beneficially own approximately 1,000 shares of the Company's common stock, and we believe our Nominees who own shares will consent to all of the proposals described herein. Assuming our Nominees consent to the proposals, we believe that we will need the affirmative consent of the holders of 3,212,212 more shares to adopt the proposals by written consents.

Q:
WHEN WILL THE PROPOSALS BECOME EFFECTIVE?

A:
Proposals 1 and 2 will become effective and the Nominees will take office as the directors of the Company when we receive valid and unrevoked consents from record holders representing a majority (i.e., more than 50%) of the issued and outstanding shares of Austins common stock as of the Consent Record Date as to both proposals 1 and 2 and those consents are delivered to the Company in accordance with Delaware law.

  Proposal 3 will become effective when we receive valid and unrevoked consents from record holders representing a majority of the shares as of the Consent Record Date and those consents are delivered to the Company in accordance with Delaware law.

  Promptly after the effectiveness of the proposals, the Company is required to notify all stockholders that the proposals were adopted and became effective.

Q:
WILL PROPOSAL 1 BE EFFECTIVE IF PROPOSAL 2 IS NOT ALSO ADOPTED?

A:
No. In order for either proposal 1 or proposal 2 to be effective, both must be adopted by the stockholders. In other words, a vote to remove the present Board will not be effective unless our Nominees also are elected. Proposal 3 may be adopted and become effective independent of proposals 1 and 2.

Q:
WHAT IS THE DEADLINE FOR SUBMITTING CONSENTS?

A:
Under Section 228(c) of the Delaware General Corporation Law, consents must be received by the Company within 60 days of the Consent Record Date in order to be effective. Accordingly, consents cannot be submitted later than November    , 2002. However, because the proposals will become effective upon our delivery to the Company of valid and unrevoked consent cards totaling more than 50% of the shares entitled to vote as of the Consent Record Date, and because this may occur before the 60-day period has expired, WE URGE YOU TO ACT PROMPTLY to assure that your vote will count.

Q:
WHAT SHOULD YOU DO TO CONSENT?

A:
If your shares of common stock are held in your own name, please sign, DATE and mail today the enclosed GOLD consent card in the enclosed pre-addressed postage-paid envelope. Please also fax a copy to Thomas M. Hontzas at (601) 981-7448.

  If your shares of common stock are held in "Street Name" (e.g., by a broker or bank), only your broker or bank can execute a consent on your behalf, but only upon receipt of your specific instructions. Please sign, DATE and mail today the enclosed GOLD consent  instruction  form in the enclosed pre-addressed postage-paid envelope. Please also fax a copy to Thomas M. Hontzas at (601) 981-7448.

Q:
CAN YOU REVOKE YOUR CONSENT?

A:
Yes. You may revoke an executed consent card at any time before the proposals become effective by marking, dating, signing and delivering a written revocation to Thomas M. Hontzas in any manner of delivery. A revocation may be in any written form signed by the record holder as long as it clearly states that the consent previously given is no longer effective. The delivery of a subsequent and properly dated consent that is properly completed, in opposition to an earlier consent, will also constitute a revocation of the earlier consent. At the time that we deliver to the Company consents to our proposals representing a majority of the voting shares of the Company, our proposals become effective. Any subsequent delivery of a revocation or a subsequent dated consent will not be effective to revoke the delivered consents.

  Although a revocation is also effective if delivered to the Company, we request that either the original or photostatic copies of all revocations of consents be promptly faxed to us at the number set forth above or mailed or hand-delivered to us so that we will be aware of all revocations and can more accurately determine if and when the requisite consents to the actions described herein have been received. Revocations sent to the Company may be delivered to its principal office at 317 Kimball Avenue, N.E., Roanoke, VA 24016, or to any other address provided by the Company.

Q:
WHO DO YOU CALL IF YOU HAVE QUESTIONS ABOUT THE SOLICITATION?

A:
Please call G. Thomas Cliett at (252) 977-1735, Thomas M. Hontzas at (601) 981-1130, Charles W. Mantooth at (434) 792-4000 or Titus W. Greene at (704) 481-8800.

CERTAIN EFFECTS OF A CHANGE IN CONTROL OF THE BOARD OF DIRECTORS

        Removing six of the Company's current directors and replacing them with our Nominees through this Consent Statement could constitute a "change-in-control" under the terms of the Company's credit, management, operating or other agreements. All material agreements of the Company, including any that contain change-in-control provisions, are required to be filed with the SEC. In addition, any change-in-control arrangements with certain executive officers that provide for payments in excess of $100,000 are required to be disclosed in the Company's annual report on Form 10-K and in the Company's proxy statement. None of the Company's contracts filed with the SEC contain change-in-control provisions, and neither the annual report nor the proxy statement of the Company contain any disclosure regarding any change-in-control arrangements with management. The Company's counsel has informed us that, other than a Board resolution providing for severance payment to the CEO and CFO in the event the Company is sold or merges, the Company is not subject to any change-in-control provisions. We are also otherwise unaware of any change-in-control provisions.

        It is possible that, prior to the effectiveness of our proposals, the current Board of Directors may seek to enter into change-in-control agreements with existing management or may enter into employment agreements with management that contain change-in-control provisions that would be triggered upon the effectiveness of our proposals. In the event that the current Board attempts to enter into change-in-control agreements in response to our efforts to remove them, we intend to pursue available remedies to hold the current Board accountable for such action and to nullify such agreements. In the event that any change-in-control provisions are triggered, the Company could be required to pay significant amounts to any counter parties or seek waivers from such obligations.

        If our Nominees are elected, we intend to seek reimbursement from the Company for our costs since we believe the purpose of this Consent Statement is to advance the interests of all of the Company's stockholders. We estimate that the cost of our solicitation efforts would be approximately $                        . If such reimbursement were to occur, it would have the effect of a one-time, non-recurring expense and would reduce the Company's working capital. We do not intend to submit the question of reimbursement to a vote of the Company's stockholders.

        Other than the foregoing, we are not aware of any other adverse consequences that would result from the removal of the Company's current directors and their replacement with our Nominees pursuant to this Consent Statement.

ADDITIONAL INFORMATION REGARDING OUR PROPOSALS

PROPOSAL 1: REMOVAL OF DIRECTORS

        You are being asked to adopt a proposal to remove six of the nine current directors of the Company. Section 141(k) of the Delaware General Corporation Law allows stockholders to remove directors with or without cause. Our proposal would remove J. Carson Quarles, Victor F. Foti, Ronald G. Stancill, J. Alan Cowart, Stanley L. Bozeman, Jr. and A. Jones Yorke from the current Board. As explained in this Consent Statement, we believe that the current Board is partly responsible for the Company's recent poor performance and that these directors should therefore be removed.

PROPOSAL 2: ELECTION OF NOMINEES

        You are being asked to adopt a proposal to elect as directors of Austins each of the six Nominees named below, each of whom has consented to being named in this Consent Statement and our other solicitation materials and to serve as a director, if elected, until the next annual meeting of the Company's shareholders (which we believe will be held in May or June of 2003) or until his successor has been elected and qualified. The bylaws of the Company provide that the Board of Directors shall determine the number of directors eligible for election, which is currently nine. The bylaws also provide that a single class of directors will be elected at the annual meeting and hold office until the following annual meeting or until his successor is elected and qualified. If elected, our Nominees would serve together with the three remaining directors, Messrs. Proffitt, Schorr and Sack, as a single class of directors in accordance with these bylaw provisions.

        Our primary purpose in seeking to elect the Nominees to the Company's Board is to enhance the value of the Company for the benefit of all stockholders. If elected, the Nominees would be responsible for managing the business and affairs of Austins.

        Although we have no reason to believe that any of the Nominees may be unable or unwilling to serve as directors, if any of the Nominees is unable to serve as a director of the Company due to death, disability or otherwise, the remaining Nominee or Nominees, along with Messrs. Proffitt, Schorr and Sack, may designate another person or persons to replace the Nominee or Nominees unable to serve.

        The name, age, present principal occupation and employment history of each of the Nominees for at least the past five years are as follows:

        THOMAS M. HONTZAS. Age 58. Mr. Hontzas has co-owned and operated two WesterN SizzliN franchise restaurants in Meridian and Magee, Mississippi since 1980 and 1984, respectively. Mr. Hontzas previously served as a director of WesterN SizzliN Corporation, the Company's predecessor, and the Company from 1997 to 2001. Mr. Hontzas is currently a director of the Peoples Bank of Mendenhall, Mississippi. Mr. Hontzas served for 11 years as Executive Vice President of the Deposit Guaranty Corp. in Jackson, Mississippi, a holding company with banking offices in three states. He also served in several other positions with the Deposit Guaranty Corp. from 1968 to 1998. As a member of the Company's Board of Directors in 2001, Mr. Hontzas received compensation for services as a director of $2,000.

        CHARLES W. MANTOOTH. Age 63. Mr. Mantooth has owned and operated WesterN SizzliN franchise restaurants in Danville, Virginia since 1976 and currently owns and operates one restaurant. Mr. Mantooth previously served as a director of WesterN SizzliN Corporation, the Company's predecessor, and the Company from 1998 to 1999. He is currently serving as President of Rax Restaurant, Mantooth and Mobley Inc. and The Lighting Center. In addition, Mr. Mantooth is currently involved in several residential and commercial real estate development ventures.

        TITUS W. GREENE. Age 65. Mr. Greene was a director of the Company from 1999 until July 18, 2002, when he resigned from the Board. He is currently pursuing personal interests. Mr. Greene was Chairman of the Board and a director of WesterN SizzliN Corporation from 1993 to 1997, and was a WesterN SizzliN franchisee from 1973 to 1996. He has been a member of the Board of Directors of First Community Bank of Gastonia and its successors since 1993. As a member of the Company's Board of Directors in 2001, Mr. Greene received compensation for services as a director of $10,000.

        PAT VEZERTZIS. Age 55. Mr. Vezertzis has owned and operated six WesterN SizzliN franchise restaurants in Alabama and Tennessee since 1979. He previously served as a director of WesterN SizzliN Corporation, the Company's predecessor, from 1993 to 1995. Mr. Vezertzis has served as an advisory board member of Compass Bank of Fort Payne, Alabama since 1990.

        CHARLES H. WRIGHT. Age 67. Mr. Wright previously served in several management positions with the Monarch Division of Sara Lee Corporation from 1954 to 1998. These positions included Regional Vice President overseeing five separate divisions and Director of Purchasing. Prior to his retirement in 1998, Mr. Wright served as President of the Raleigh branch of the Monarch Division.

        JESSE M. HARRINGTON III. Age 61. Mr. Harrington served as a director of WesterN SizzliN Corporation, the Company's predecessor, from 1996 to 1999. He is currently a financial consultant for individuals. Mr. Harrington previously served from 1968 to 1993 in several positions with Hardee's Food Systems, Inc., including accounting supervisor and senior vice president-treasurer, in which he was responsible for all treasury and controllership functions. He has previously served on the Boards of two local banks.

        Each of the Nominees is a participant in this consent solicitation. Annex III contains additional information regarding the Nominees required to be disclosed under the Securities Exchange Act of 1934.

        The foregoing information has been furnished to us by the respective Nominees. It is expected that each Nominee, if elected, will receive director fees as currently paid to members of the Board and will be reimbursed by the Company for reasonable out-of-pocket expenses incurred in the performance of services as a director. Our Nominees will also be entitled to indemnification by the Company in accordance with the Company's bylaws and the Delaware General Corporation Law.

        The GOLD consent card delivered with this Consent Statement provides each stockholder with the opportunity to designate any of the Nominees whom he or she does not desire to elect to the Board. WE URGE YOU TO VOTE FOR ALL OF THE NOMINEES ON THE GOLD CONSENT CARD DELIVERED WITH THIS CONSENT STATEMENT.

PROPOSAL 3: REPEAL OF BYLAWS ADOPTED AFTER JULY 17, 2002 AND BEFORE THE EFFECTIVENESS OF THIS PROPOSAL

        You are being asked to adopt a proposal that would repeal any amendments to the Company's bylaws adopted by the current Board between July 17, 2002 and the effective date of our proposals in this Consent Statement. This proposal is designed to prevent the current Board from taking actions to amend the Company's bylaws to attempt to nullify or delay the actions we are proposing to you or to create new obstacles to your ability to freely elect a board of directors that represents your best interests. We believe that the most recent version of the Company's bylaws were adopted on May 10, 2000, and no amendments after that date have been publicly disclosed. In the event that this proposal is adopted, all amendments adopted since July 17, 2002 would be repealed, whether or not they affect your ability to adopt the other proposals in this Consent Statement.

VOTING SECURITIES

        According to the Company's Certificate of Incorporation, the Company's shares of common stock constitute its only class of outstanding voting securities. Accordingly, only holders of the Company's common stock as of the Consent Record Date are entitled to execute consents. The Consent Record Date for determining shareholders entitled to vote is September    , 2002. According to the Company's quarterly report on Form 10-Q filed on August 14, 2002, there were 12,178,800 shares of the Company's common stock issued and outstanding. We understand that there are no other classes of common stock and no shares of preferred stock outstanding. Each outstanding share of common stock as of the Consent Record Date is entitled to one vote on each of the proposals. Shareholders do not have cumulative voting rights, which means that your shares are voted separately for each proposal.

        We beneficially owned 2,876,188 shares of the Company's common stock as of the Consent Record Date, representing approximately 23.6% of the issued and outstanding shares. We have consented to all of the proposals. In addition, the other Nominees beneficially own an aggregate of 1,000 shares of the Company's common stock as of the Consent Record Date. We believe our Nominees will consent to each of the proposals in this Consent Statement.

ADDITIONAL INFORMATION CONCERNING
THE SOLICITORS AND THE NOMINEES

        The following table sets forth the principal business address, present occupation or employment and number and percentage of outstanding shares of the Company's common stock beneficially owned by us and each of the other Nominees as of the Consent Record Date.

NAME AND PRINCIPAL BUSINESS ADDRESS	PRESENT OCCUPATION OR EMPLOYMENT	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENT OF CLASS
Titus W. Greene (Not applicable)	Retired	2,000,000	16.4%
G. Thomas Cliett 143 May Drive Rocky Mount, NC 27803	Owner and operator, WesterN SizzliN franchises (Cliett, Inc.)	416,036	3.4%
Charles W. Mantooth 3211 Riverside Drive Danville, VA 24541	Owner and operator, WesterN SizzliN franchise (WesterN SizzliN Restaurant)	335,000	2.8%
Thomas M. Hontzas 3853 Sleepy Hollow Jackson, MS 39211	Owner and operator, WesterN SizzliN franchises (CTA Beef of Meridian, Inc. and Fortenberry Beef of Magee, Inc.)	125,152	1.0%
Charles H. Wright (Not applicable)	Retired	—	—
Pat Vezertzis 2200 Gault Avenue North Fort Payne, AL 35967	Owner and operator, WesterN SizzliN franchises (Vezertzis Service System, Inc.)	1,000	*
Jesse M. Harrington III (Not applicable)	Retired	—	—
Solicitors and Nominees, as a group (seven persons)		2,877,188	23.6

*
Represents less than 1% of the outstanding common stock of the Company

        Under applicable regulations of the SEC, we and the Nominees are deemed "participants" in this solicitation. Certain information about us and the Nominees is set forth in the attached Annex III. Annex III also sets forth certain information relating to the ownership of the Company's common stock by us and the Nominees, and any transactions between any of us and the Nominees, on the one hand, and Austins on the other. No persons other than those named in this Consent Statement will participate in this solicitation.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

        This Consent Statement may contain some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current information. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions and plans, future performance, and potential growth and performance of the Company.

        Any and all of our forward-looking statements in this Consent Statement can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. Because these statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking statements. We caution you not to place undue reliance on the statements, which speak only as of the date of this Consent Statement. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise. The cautionary statements contained or referred to in this section should be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

SOLICITATION

        The solicitation of consents pursuant to this Consent Statement is being made by the four of us, as members of the Austins Group. Consents may be solicited by mail, advertisement, telephone or telecopier and in person. No persons will receive compensation for soliciting consents.

        Banks, brokers, custodians, nominees and fiduciaries will be requested to forward solicitation material to the beneficial owners of shares of the Company's common stock. We will reimburse banks, brokers, custodians, nominees and fiduciaries for their reasonable expenses for sending solicitation material to the beneficial owners.

        The cost of the solicitation of consents with respect to our proposals will initially be borne by us. We intend to seek reimbursement from the Company for the costs of this solicitation if we are successful in getting the Austins stockholders to adopt proposals 1 and 2 since we believe the purpose of the proposals in this Consent Statement is to advance the interests of all of the Company's stockholders. If such reimbursement is sought, the question of whether such reimbursement will be made will be submitted to the Company's Board of Directors for final decision. The question of reimbursement will not be submitted to a vote of the stockholders. We will abstain from any Board vote on this matter. Costs related to the solicitation of consents include expenditures for attorneys, litigation, printing, postage, telephone and related expenses and filing fees and are expected to aggregate approximately $            , of which approximately $                        has been incurred to date. The portion of such costs allocable solely to the solicitation of consents to the proposals is not readily determinable.

CONSENT PROCEDURE UNDER DELAWARE LAW

        Section 228 of the Delaware General Corporation Law (the "DGCL") generally provides that, unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of shareholders, or any action that may be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and those consents are delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the books in which proceedings of meetings of shareholders are recorded. Neither the Company's Certificate of Incorporation nor its bylaws prohibit shareholder action by written consent.

        Section 213(b) of the DGCL generally provides that if no record date has been fixed by the board of directors, the record date for determining shareholders entitled to consent to corporate action in writing without a meeting shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the books in which proceedings of meetings of the shareholders are recorded. On September    , 2002, we delivered a signed written consent to the Company setting forth and consenting to the proposals contained in this Consent Statement. Accordingly, pursuant to Section 213(b) of the DGCL, September    , 2002 is the Consent Record Date for the solicitation.

        If the proposals are adopted pursuant to this Consent Statement, prompt notice must be given by the Company pursuant to Section 228(d) of the DGCL to shareholders who have not executed consents.

SPECIAL CONSENT INSTRUCTIONS

        If you were a record holder of shares of the Company's common stock as of the close of business on the Consent Record Date, you may elect to consent to, withhold consent to or abstain with respect to each proposal by marking the "CONSENT," "DOES NOT CONSENT" or "ABSTAIN" box, as applicable, below each such proposal on the accompanying GOLD consent card and signing, DATING and mailing it promptly in the enclosed pre-addressed postage-paid envelope. Please also fax a copy to Thomas M. Hontzas at (601) 981-7448.

        IMPORTANT: IF YOU HOLD SHARES THROUGH A BROKER OR BANK, ONLY THEY CAN EXECUTE A CONSENT CARD ON YOUR BEHALF. PLEASE SIGN, DATE AND PROMPTLY RETURN THE ENCLOSED CONSENT INSTRUCTION FORM.

        If the record holder signing, dating and returning the GOLD consent card has failed to check a box marked "CONSENT," "DOES NOT CONSENT" or "ABSTAIN" for any of the proposals, such record holder will be deemed to have consented to each such proposal, except that such record holder will not be deemed to have consented to the removal of any current director or to the election of any Nominee whose name is written on the consent card under the corresponding proposal.

WE RECOMMEND THAT YOU CONSENT TO EACH OF THE PROPOSALS

YOUR CONSENT IS IMPORTANT. PLEASE MARK, SIGN AND DATE THE
ENCLOSED GOLD CONSENT CARD AND RETURN THE CARD TODAY

FAILURE TO RETURN YOUR CONSENT CARD
WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE PROPOSALS

        If your shares of the Company's common stock are held in "Street Name" (e.g., by a broker or bank), only your broker or bank can execute a consent on your behalf, but only upon receipt of your specific instructions. Please sign, DATE and mail today the enclosed GOLD consent  instruction  form in the enclosed pre-addressed postage-paid envelope. Please also fax a copy to Thomas M. Hontzas at (601) 981-7448.

APPRAISAL RIGHTS

        Holders of the Company's common stock do not have dissenters' appraisal rights under Delaware law in connection with this Consent Statement or the proposals contained herein.

SHAREHOLDER PROPOSALS

        According to the Company's proxy statement dated May 24, 2002, shareholder proposals that are intended to be presented at the Company's 2003 annual meeting of shareholders must be received by the Company not later than January 15, 2003, in order to be included in the proxy statement and form of proxy for that meeting. Notwithstanding the Company's proxy statement, under federal securities laws, we believe that shareholder proposals submitted for inclusion in the proxy statement for the Company's 2003 annual meeting must be received no later than January 24, 2003. Additionally, while the Company's May 24, 2002 proxy statement is silent on the matter, any other proposal that a shareholder desires to present for action at an annual meeting otherwise than through the proxy statement must be received by the Company no later than the close of business on April 9, 2003. A proponent of a shareholder proposal must comply with the proxy rules under the Securities Exchange Act of 1934, as amended.

QUESTIONS?

        If you have any questions or require any assistance in executing or delivering your consent, please call any of:

G. Thomas Cliett (252) 977-1735	Thomas M. Hontzas (601) 981-1130
Charles W. Mantooth (434) 792-4000	Titus W. Greene (704) 481-8800

Dated: September    , 2002

ANNEX I

INFORMATION CONCERNING THE COMPANY

        The mailing address of the Company is 317 Kimball Avenue NW, Roanoke, Virginia 24016.

ANNEX II

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        According to the Company's Revocation of Consent Statement filed with the SEC on August 14, 2002, the following table sets forth the beneficial ownership of the Company's common stock as of August 6, 2002, (a) by each director, (b) by all directors and executive officers as a group, and (c) by all persons known to the Company to be the beneficial owners of more than 5% of the Company's common stock. Unless otherwise indicated, the address for these individuals is 317 Kimball Avenue, Roanoke, Virginia 24016.

NAME AND ADDRESS OF PERSON	NO. OF SHARES		PERCENT OF CLASS (1)
Directors and Officers Victor F. Foti President, Chief Executive Officer and Director	645,175	(2)	5.3%
Robyn B. Mabe Vice President, Chief Financial Officer and Corporate Controller Secretary/Treasurer	10,000		*
J. Carson Quarles (3) Chairman	36,666		*
Stanley L. Bozeman, Jr. Director	286,000	(4)	2.3%
J. Alan Cowart Director	457,500	(5)	3.8%
Paul C. Schorr, III Director	385,009	(6)	3.2%
Roger D. Sack Director	229,799	(7)	1.9%
A. Jones Yorke Director	20,000	(8)	*
Ronald G. Stancill Director	402,000	(9)	3.3%
William E. Proffitt Director	0		0
All directors and officers as a group	2,472,149		20.30%
Beneficial Owners of More than 5% Titus W. Greene	2,000,000	(10)	16.4%

*
Represents less than 1% of the outstanding common stock of the Company.

(1)
Based upon 12,178,800 shares of common stock outstanding as of August 6, 2002. Each named person is deemed to be the beneficial owner of shares of common stock that may be acquired within sixty days upon exercise of stock options or warrants and shares, options or warrants owned indirectly through a partnership or corporation. Accordingly, the number of shares and percentage set forth next to the name of such person and all officers and directors as a group include the shares of common stock issuable upon presently exercisable stock options or warrants and shares, options or warrants owned indirectly. However, the shares of common stock so issuable upon exercise by any persons are not included in calculating the percentage of common stock beneficially owned by any other stockholder.

(2)
This number of beneficially owned shares includes 177,222 shares owned by H-H Corporation, a corporation in which Mr. Foti has voting shares and investment power; 157,185 shares owned by VIAMAC, Inc., a corporation in which Mr. Foti has voting shares and investment power; 24,000 shares owned by A Storage on Wheels, a corporation in which Mr. Foti has voting shares and investment power; and 76,000 shares owned by Mr. Foti's spouse.

(3)
Address is 7323 Lamarre Circle, Roanoke, VA 24019.

(4)
This number of beneficially owned shares includes 10,000 shares purchasable pursuant to currently exercisable options or warrants. Address is 1412 North Expressway, Griffin, GA 30223.

(5)
This number of beneficially owned shares includes 12,000 shares owned by two of Mr. Cowart's minor children. Address is 104 Pine Lakes Avenue, Savannah, GA 30223.

(6)
This number of beneficially owned shares includes 121,181 shares owned directly by The Schorr Family Company, Inc., in which Mr. Schorr is the President and Chief Executive Officer. Address is P.O. Box 57310, Lincoln, NE 68505.

(7)
Address is 2745 East Gate Road, Lincoln, NE 68502.

(8)
This number of beneficially owned shares includes 20,000 purchasable pursuant to currently exercised options or warrants. Address is 450 Park Avenue, New York, NY 10022.

(9)
This number of beneficially owned shares includes 362,500 shares owned by Lynden, Inc., a corporation wholly owned by Mr. Stancill, and 40,000 shares owned personally. Address is P.O. Box 1149, Anniston, AL 36202.

(10)
This number of beneficially owned shares includes 1,434,500 shares owned by Titus Greene and Co. Ltd. Partnership, L.P., a family limited partnership in which Titus Greene has sole voting and dispositive power, and 565,500 shares personally. Address is 2109 Windermere Lane, Shelby, NC 28150.

 ANNEX III

COMMON STOCK OF AUSTINS HELD BY
THE SOLICITORS AND NOMINEES AND CERTAIN
TRANSACTIONS BETWEEN ANY OF THEM AND AUSTINS

        Except as disclosed in this Consent Statement, none of the Nominees, the solicitors or any of their respective Associates have any direct or indirect substantial interest, by security holdings or otherwise, in any of the proposals included in this Consent Statement. Except as disclosed in this Consent Statement, none of the Nominees or solicitors own any securities of Austins or any parent or subsidiary of Austins, beneficially or of record; have purchased or sold any such securities within the past two years; or are or were within the past year party to any contract, arrangement or understanding with any person with respect to such securities. Except as disclosed in this Consent Statement, none of the Associates (as defined in Rule 14a-1 under the Securities Exchange Act of 1934, as amended) of any of the Nominees or solicitors beneficially owns, directly or indirectly, any securities of Austins.

        Except as disclosed in this Consent Statement, none of the Nominees, the solicitors or any of their respective Associates or members of their immediate families have any arrangement or understanding with any person with respect to: (i) any future employment by Austins or its affiliates or (ii) any future transactions to which Austins or any of its affiliates will or may be a party. Except as disclosed in this Consent Statement, none of the Nominees or any of their current employers is an affiliate of Austins.

        Except as provided below, none of the Nominees, the solicitors or any of their respective Associates have any direct or indirect material interest in any transaction that has occurred since January 1, 2000, or any currently proposed transaction, or series of similar transactions, to which Austins or any of its subsidiaries was or is to be a party and in which the amount involved exceeds $60,000.

        Except as disclosed in this Consent Statement, none of the Nominees are involved in any material pending legal proceedings to which they are party or of which any of their property is subject, has been involved in any legal proceedings that are material to an evaluation of his ability or integrity to become directors or executive officers of the Company, nor has any Nominee or solicitor been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors) during the past ten years.

        The following table sets forth all purchases and sales during the past two years of Austins common stock deemed to be beneficially owned by the Nominees or the solicitors.

NAME	TRANSACTION DATE	NUMBER OF SHARES	PURCHASED/SOLD
Charles W. Mantooth	12/20/2001	2,500	Sold
	12/20/2001	2,500	Sold
	12/28/2001	19,000	Sold
Pat Vezertis	12/06/2000	1,000	Purchased

CONSENT CARD

CONSENT SOLICITATION BY TITUS W. GREENE, G. THOMAS CLIETT,
THOMAS M. HONTZAS AND CHARLES W. MANTOOTH
WITH RESPECT TO AUSTINS STEAKS & SALOON, INC.

        Unless otherwise indicated below, the undersigned, a stockholder of record of Austins Steaks & Saloon, Inc. ("Austins") as of the close of business on September    , 2002 (the "Consent Record Date"), hereby consents, pursuant to Section 228 of the Delaware General Corporation Law, with respect to the number of shares of common stock of Austins held by the undersigned, to the taking of the following actions without a meeting of the stockholders of Austins:

        Please mark your votes as ☒ indicated in this example.

PROPOSAL 1:	Remove the following current directors of Austins: J. Carson Quarles, Victor F. Foti, J. Alan Cowart, A. Jones Yorke, Ronald G. Stancill and Stanley L. Bozeman, Jr. and any other person elected or appointed to the Austins Board of Directors prior to the effective date of this proposal other than William E. Proffitt, Paul C. Schorr, III and Roger D. Sack and the directors elected by this consent.
	CONSENT ☐	DOES NOT CONSENT ☐	ABSTAIN ☐
INSTRUCTION:
IF YOU WISH TO CONSENT TO THE REMOVAL OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL #1, BUT NOT ALL OF THEM, CHECK THE "CONSENT" BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH REMOVED IN THE FOLLOWING SPACE:

PROPOSAL 2:
Elect Thomas M. Hontzas, Charles W. Mantooth, Pat Vezertzis, Jesse M. Harrington III, Charles H. Wright and Titus W. Greene to serve as directors of Austins until their respective successors are duly elected and qualified or their earlier resignation or removal.
	CONSENT ☐	DOES NOT CONSENT ☐	ABSTAIN ☐
INSTRUCTION:
IF YOU WISH TO CONSENT TO THE ELECTION OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL #2, BUT NOT ALL OF THEM, CHECK THE "CONSENT" BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH ELECTED IN THE FOLLOWING SPACE:

1

        BOTH OF PROPOSALS 1 AND 2 MUST BE APPROVED FOR EITHER OF THEM TO BE EFFECTIVE.

PROPOSAL 3:	Repeal any amendment(s) to the Austins bylaws adopted by the current Austins Board of Directors between July 17, 2002 and the effective date of this proposal.
	CONSENT ☐	DOES NOT CONSENT ☐	ABSTAIN ☐

        THE EFFECTIVENESS OF PROPOSAL 3 IS NOT CONDITIONED UPON THE ADOPTION OF ANY OTHER PROPOSAL.

        IF YOU FAIL TO MARK A BOX FOR ANY PROPOSAL, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO SUCH PROPOSAL, EXCEPT THAT THE UNDERSIGNED WILL NOT BE DEEMED TO CONSENT TO THE REMOVAL OF ANY CURRENT DIRECTOR OR TO THE ELECTION OF ANY NOMINEE WHOSE NAME IS WRITTEN IN THE SPACE PROVIDED.

        IN ORDER FOR YOUR CONSENT TO BE VALID, IT MUST BE DATED. PLEASE MARK, SIGN, DATE AND MAIL YOUR CONSENT PROMPTLY IN THE ENCLOSED PRE-ADDRESSED POSTAGE-PAID ENVELOPE.

        IN THE ABSENCE OF DISSENT OR ABSTENTION BEING INDICATED ABOVE, THE UNDERSIGNED HEREBY CONSENTS TO EACH ACTION LISTED ABOVE.

Dated:
Print Name:
Signature(s):
Signature(s):
Authority:

Please sign exactly as the name appears on stock certificate. If shares are held by joint tenants, both should sign. In case of joint owners, each joint owner must sign. When signing as attorney, executor, administrator, trustee, guardian, corporate officer, etc., please give full title.

2

 CONSENT INSTRUCTION CARD

CONSENT SOLICITATION BY TITUS W. GREENE, G. THOMAS CLIETT,
THOMAS M. HONTZAS AND CHARLES W. MANTOOTH
WITH RESPECT TO AUSTINS STEAKS & SALOON, INC.

        Unless otherwise indicated below, the undersigned, a stockholder of record of Austins Steaks & Saloon, Inc. ("Austins") as of the close of business on September    , 2002 (the "Consent Record Date"), hereby consents, pursuant to Section 228 of the Delaware General Corporation Law, with respect to the number of shares of common stock of Austins held by the undersigned, to the taking of the following actions without a meeting of the stockholders of Austins:

        Please mark your votes as ☒ indicated in this example.

PROPOSAL 1:	Remove the following current directors of Austins: J. Carson Quarles, Victor F. Foti, J. Alan Cowart, A. Jones Yorke, Ronald G. Stancill and Stanley L. Bozeman, Jr. and any other person elected or appointed to the Austins Board of Directors prior to the effective date of this proposal other than William E. Proffitt, Paul C. Schorr, III and Roger D. Sack and the directors elected by this consent.
	CONSENT ☐	DOES NOT CONSENT ☐	ABSTAIN ☐
INSTRUCTION:
IF YOU WISH TO CONSENT TO THE REMOVAL OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL #1, BUT NOT ALL OF THEM, CHECK THE "CONSENT" BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH REMOVED IN THE FOLLOWING SPACE:

PROPOSAL 2:
Elect Thomas M. Hontzas, Charles W. Mantooth, Pat Vezertzis, Jesse M. Harrington III, Charles H. Wright and Titus W. Greene to serve as directors of Austins until their respective successors are duly elected and qualified or their earlier resignation or removal.
	CONSENT ☐	DOES NOT CONSENT ☐	ABSTAIN ☐
INSTRUCTION:
IF YOU WISH TO CONSENT TO THE ELECTION OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL #2, BUT NOT ALL OF THEM, CHECK THE "CONSENT" BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH ELECTED IN THE FOLLOWING SPACE:

1

        BOTH OF PROPOSALS 1 AND 2 MUST BE APPROVED FOR EITHER OF THEM TO BE EFFECTIVE.

PROPOSAL 3:	Repeal any amendment(s) to the Austins bylaws adopted by the current Austins Board of Directors between July 17, 2002 and the effective date of this proposal.
	CONSENT ☐	DOES NOT CONSENT ☐	ABSTAIN ☐

        THE EFFECTIVENESS OF PROPOSAL 3 IS NOT CONDITIONED UPON THE ADOPTION OF ANY OTHER PROPOSAL.

        IF YOU FAIL TO MARK A BOX FOR ANY PROPOSAL, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO SUCH PROPOSAL, EXCEPT THAT THE UNDERSIGNED WILL NOT BE DEEMED TO CONSENT TO THE REMOVAL OF ANY CURRENT DIRECTOR OR TO THE ELECTION OF ANY NOMINEE WHOSE NAME IS WRITTEN IN THE SPACE PROVIDED.

        IN ORDER FOR YOUR CONSENT TO BE VALID, IT MUST BE DATED. PLEASE MARK, SIGN, DATE AND MAIL YOUR CONSENT PROMPTLY IN THE ENCLOSED PRE-ADDRESSED POSTAGE-PAID ENVELOPE.

        IN THE ABSENCE OF DISSENT OR ABSTENTION BEING INDICATED ABOVE, THE UNDERSIGNED HEREBY CONSENTS TO EACH ACTION LISTED ABOVE.

Dated:
Print Name:
Signature(s):
Signature(s):
Authority:

Please sign exactly as the name appears on stock certificate. If shares are held by joint tenants, both should sign. In case of joint owners, each joint owner must sign. When signing as attorney, executor, administrator, trustee, guardian, corporate officer, etc., please give full title.

2

IMPORTANT

1.
If your shares are held in your own name, please mark, DATE and mail today the enclosed GOLD consent card in the pre-addressed postage-paid envelope provided.

2.
If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can vote such shares and only upon receipt of your specific instructions. Accordingly, please mail the GOLD consent instruction card in the pre-addressed postage-paid envelope as soon as possible.

3.
If you have already submitted a consent revocation card to the Company, you may change your vote to a vote FOR proposal 1, FOR proposal 2 and FOR proposal 3 by marking, signing, DATING and returning in the pre-addressed postage-paid envelope provided the enclosed GOLD consent card, which must be dated AFTER any consent or consent revocation you may have submitted to the Company.

1

QuickLinks

OUR PROPOSALS
WE RECOMMEND THAT YOU CONSENT TO ALL OF OUR PROPOSALS
YOUR CONSENT IS IMPORTANT TO CONSENT TO OUR PROPOSALS, PLEASE PROMPTLY SIGN AND RETURN THE ENCLOSED GOLD CONSENT CARD DO NOT RETURN THE BLUE CARD SENT TO YOU BY CURRENT MANAGEMENT
IF YOU DO NOTHING OR ABSTAIN, THE EFFECT WILL BE A VOTE AGAINST THE PROPOSALS. IN ORDER TO REMOVE AND REPLACE SIX OF THE CURRENT DIRECTORS OF AUSTINS BY WRITTEN CONSENT, THE AFFIRMATIVE VOTE OF A MAJORITY OF ALL OUTSTANDING SHARES IS NEEDED FOR BOTH PROPOSAL 1 AND PROPOSAL 2.
BACKGROUND ON OUR STOCKHOLDER SOLICITATION
POOR PERFORMANCE
MISMANAGEMENT
MANAGEMENT ENTRENCHMENT
FAILURE TO MAKE REQUIRED DISCLOSURES TO STOCKHOLDERS
OUR PLAN
QUESTIONS AND ANSWERS ABOUT THIS CONSENT SOLICITATION
CERTAIN EFFECTS OF A CHANGE IN CONTROL OF THE BOARD OF DIRECTORS
ADDITIONAL INFORMATION REGARDING OUR PROPOSALS
VOTING SECURITIES
ADDITIONAL INFORMATION CONCERNING THE SOLICITORS AND THE NOMINEES
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
SOLICITATION
CONSENT PROCEDURE UNDER DELAWARE LAW
SPECIAL CONSENT INSTRUCTIONS
WE RECOMMEND THAT YOU CONSENT TO EACH OF THE PROPOSALS YOUR CONSENT IS IMPORTANT. PLEASE MARK, SIGN AND DATE THE ENCLOSED GOLD CONSENT CARD AND RETURN THE CARD TODAY FAILURE TO RETURN YOUR CONSENT CARD WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE PROPOSALS
APPRAISAL RIGHTS
SHAREHOLDER PROPOSALS
QUESTIONS?
ANNEX I INFORMATION CONCERNING THE COMPANY
ANNEX II SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
ANNEX III COMMON STOCK OF AUSTINS HELD BY THE SOLICITORS AND NOMINEES AND CERTAIN TRANSACTIONS BETWEEN ANY OF THEM AND AUSTINS
CONSENT CARD CONSENT SOLICITATION BY TITUS W. GREENE, G. THOMAS CLIETT, THOMAS M. HONTZAS AND CHARLES W. MANTOOTH WITH RESPECT TO AUSTINS STEAKS & SALOON, INC.
CONSENT INSTRUCTION CARD CONSENT SOLICITATION BY TITUS W. GREENE, G. THOMAS CLIETT, THOMAS M. HONTZAS AND CHARLES W. MANTOOTH WITH RESPECT TO AUSTINS STEAKS & SALOON, INC.
IMPORTANT